Exhibit 99.1

Solarfun Announces Shareholder Resolutions Adopted at Annual General Meeting

SHANGHAI, China--(BUSINESS WIRE)--November 4, 2008--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”; NASDAQ: SOLF), an established vertically integrated manufacturer of silicon ingots and wafers, and photovoltaic (PV) cells and modules in China, today announced the shareholder resolutions that passed at its Annual General Meeting of shareholders held in Qidong, China on October 29, 2008.

Solarfun’s shareholders adopted the following resolutions:

1. The appointments of Dr. Philip Comberg and Mr. Johan van Splunter as directors of the Company were ratified. Each will continue to hold office for a three-year term beginning with his respective original contract date or until his successor is elected and qualified. Additionally, the appointment of Mr. Zhoumiao Gao as a director of the Company on an interim basis was ratified.

2. The adoption of a revised equity incentive plan of the Company (the “Revised 2007 Equity Incentive Plan”) was approved. The revised terms of the Revised 2007 Equity Incentive Plan can be found in the Company’s current report on form 6-K furnished to the U.S. Securities & Exchange Commission on October 27, 2008.

3. The appointment of Ernst & Young Hua Ming as independent auditor of the Company was approved for the year ending December 31, 2008.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures silicon ingots and wafers, PV cells and modules, and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules and sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations
Paul Combs, 86 21-6393-8206 / Mobile: 86-138-1612-2768
IR@solarfun.com.cn
or
Christensen
Roger Hu, 852-2117-0861
rhu@ChristensenIR.com